CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

June 29, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 7 to Registration Satement on Form S-1
    Filed May 18, 2017
    File No. 333-211051

General

1. Please confirm that you reasonably expect to offer and sell the registered $99.9 billion shares of common stock in the next two years. Refer to Rule 415(a)(2).

Please see the amended contents on page 1 of Form S-1/A on June 29, 2017.

Please see the removed contents of the Undertakings on pages 29 of Form S-1/A on June 29, 2017.

2. Please revise to update the financial statements through the fiscal quarter ended March 31, 2017 in accordance to Rule 8-08 of Regulation S-X.

Please see the amended contents of the Financial Statement on pages 12 of Form S-1/A on June 29, 2017.

Exhibit 23

3. Please include updated consents from your independent accountants in your next preeffective amendment. Please be advised that the consents for the inclusion of the reports from your independent accountants in the registration statement prior to effectiveness should not be older than 30 days.

Please see Exhibits 23.1, 23.2 and 23.3 of Form S-1/A on June 29, 2017.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: June 29, 2017